SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of July, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





RYANAIR RESPONDS TO LUFTHANSA'S JUERGEN WEBER, WHO STILL DOESN'T UNDERSTAND LOW
                            FARES AIRLINES IN EUROPE


Michael O'Leary, Chief Executive of Ryanair, Europe's No.1 low fares airline, today (Friday 18th July 2003) responded to the comments made by Juergen Weber, the Chairman of Lufthansa.

    "Poor old Juergen Weber has continuously got his predictions wrong. Two years ago he was predicting that low fares airlines wouldn't work in Germany, yet Ryanair is now the fastest growing, most profitable airline in Germany ever since.

    "Juergen Weber then predicted that passengers wouldn't use Frankfurt Hahn Airport. Yet again this year Frankfurt Hahn is among the fastest growing airports in Europe, and this morning announced an 81% rise in traffic, while Lufthansa is cutting back routes and passenger numbers.

    "One would think that after getting his forecasts wrong so often, Juergen Weber would keep quiet on the subject of low fares airlines, since he obviously knows nothing about them. Yet today he suggests that it is unrealistic for Ryanair to have a stock exchange value double that of Lufthansa. Perhaps he forgets that Lufthansa is forecast to lose approximately EUR360m this year, whereas Ryanair is forecast by analysts to make a profit of approximately EUR280m.

    "Perhaps Juergen Weber has forgotten that profitable airlines are worth more than loss making airlines. The proof of this exists in the United States where Southwest Airlines, the world's largest low fares airline now has a market capitalisation which is bigger than the combined market value of American Airlines, United Airlines, Continental and Delta.

    "Ryanair will continue this year to grow faster than Lufthansa and to make more money (despite selling much lower fares) than Lufthansa. This is because Ryanair is providing German consumers with choice, low fares, brand new aircraft, with direct access to cities all over Europe. Juergen Weber said it couldn't be done in Germany, but Ryanair and 3 million passengers at Frankfurt Hahn have proven his predictions wrong."

Ends                         18th July 2003

For further information
please contact:              Paul Fitzsimmons       Pauline McAlester
                             Ryanair                Murray Consultants
                             Tel. +353-1-8121212    Tel. +353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  18 July 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director